Correspondence

Cardio Diagnostics Holdings, Inc.

311 West Superior Street, Suite 444

Chicago, IL 60654

December 2, 2024

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Tamika N. Sheppard

Re:	Cardio Diagnostics Holdings, Inc. Registration Statement on Form S-1 File No. 333-283419

Acceleration Request

Requested Date: December 3, 2024

Requested Time: 4:30 p.m. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cardio Diagnostics Holdings, Inc. (“Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-283419) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Shartsis Friese LLP, by calling Rupert Russell at (415) 425-5839.

Please direct any questions or comments regarding this acceleration request to Mr. Russell at the above-telephone number. Thank you.

[Signature page follows]

Very truly yours,

CARDIO DIAGNOSTICS HOLDINGS, INC.

By:  /s/ Meeshanthini V. Dogan

Meeshanthini V. Dogan

Chief Executive Officer

cc:	P. Rupert Russell, Esq. Shartsis Friese LLP